SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	October 2011	October 2012	Year on year growth	October 2011	October 2012	Year on year growth
For October	Residential	4,892	4,946	1.1%	561	563	0.4%
	Commercial	7,222	6,867	-4.9%	706	759	7.6%
	Educational	502	487	-3.2%	48	55	14.2%
	Industrial	21,098	20,786	-1.5%	1,641	1,840	12.1%
	Agricultural	806	848	5.2%	39	42	7.7%
	Street-lighting	271	268	-1.3%	25	27	9.3%
	Overnight Power	824	707	-14.2%	42	37	-11.9%

	Total	35,615	34,907	-2.0%	3,062	3,323	8.5%

From January To October	Residential	52,950	54,597	3.1%	6,384	6,997	9.6%
	Commercial	83,731	84,975	1.5%	8,392	9,758	16.3%
	Educational	6,250	6,373	2.0%	582	714	22.8%
	Industrial	208,665	214,410	2.8%	16,491	20,220	22.6%
	Agricultural	9,130	10,259	12.4%	397	487	22.5%
	Street-lighting	2,554	2,564	0.4%	224	264	17.5%
	Overnight Power	15,240	13,901	-8.8%	809	851	5.3%

	Total	378,520	387,078	2.3%	33,279	39,291	18.1%

*	Prior to September 2012, overnight power was included in residential. Starting in September 2012, overnight power is computed separately. The amount of overnight power from January to September 2012 has been computed retroactively.
**	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared for convenience only based on internal estimates of KEPCO as of the relevant meter reading dates and do not include power sold and revenues received from pumped storage units. These figures have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: November 20, 2012